VIA EDGAR

March 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Benjamin Holt and Mary Beth Breslin

Re: New Providence Acquisition Corp. III

Draft Registration Statement on Form S-1

Submitted February 5, 2025

CIK No. 0002048948

Ladies and Gentlemen:

New Providence Acquisition Corp. III (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 4, 2025 relating to the Draft Registration Statement on Form S-1, filed by the Company with the Commission on February 5, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted February 5, 2025

Cover Page

1. Where you discuss the amount of compensation received or to be received and the amount of securities issued or to be issued, please expand to disclose whether this compensation and securities issuance may result in a material dilution of the purchaser’s equity interests. As applicable, please address the anti-dilution adjustment to the founder shares; any mechanism to maintain the ownership of founder shares by your initial shareholders at 20% of your issued and outstanding ordinary shares upon the consummation of the offering; the conversion of the working capital loans into private placement units; and the cashless exercise of private placement warrants and warrants issued as part of units issued on conversion of working capital loans.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on the cover page of the Registration Statement.

Summary

Our Management Team, page 3

2. Please revise your discussion of the prior SPAC/de-SPAC experience of your management team to briefly describe the material terms of NPA I’s business combination with AST SpaceMobile. In addition, expand your discussion to explain that in recent years, a number of target businesses have underperformed financially post-business combination, as you further discuss on page 62.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on pages 4 and 113 – 114 of the Registration Statement.

Our Business Combination Process, page 11

3. Please revise to reconcile your statement that you do not expect the fiduciary duties or contractual obligations of your officers and directors to other entities to materially affect your ability to complete your business combination with your statement that the fiduciary duties of your officers or directors could materially affect your ability to complete your initial business combination. Please also revise similarly inconsistent statements on pages 151 and 152.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on pages 122 and 154 of the Registration Statement.

Founder shares, page 20

4. We note disclosure here that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of founder shares by your initial shareholders at 20% of your issued and outstanding ordinary shares upon the consummation of the offering. Please include appropriate disclosure on the cover page and in the summary regarding any securities to be issued in this regard and the price to be paid for these securities, including, as applicable, whether or the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests, as required by Item 1602(a)(3) and Item 1602(b)(6), respectively, of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on the cover page and pages 8 and 27 of the Registration Statement.

Risks

Summary of Risk Factors, page 44

5. Please revise the ninth summary risk factor on page 45 to clarify that the purpose of the structure is to provide anti-dilution protection to the initial shareholders.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on pages 47 and 66 of the Registration Statement.

Risk Factors

We may issue our shares to investors in connection with our initial business combination . . . , page 64

6. Please expand your disclosure to clearly disclose the impact to you and investors of issuing shares in PIPE transactions, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on pages 65 and 66 – 67 of the Registration Statement.

Management

Officers, Directors and Director Nominees, page 145

7. Please revise to ensure you have disclosed the business experience during the past five years of each director, executive officer, and each person nominated or chosen to become a director. See Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on pages 148 – 150 of the Registration Statement.

Executive Officer and Director Compensation, page 147

8. Please revise to disclose the membership interests in your sponsor that each of your independent directors will receive for their services as a director, as you discuss on pages 5-6 and elsewhere. See Item 402(r)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on pages 6 and 115 and 151 of the Registration Statement.

Principal Shareholders, page 155

9. Please revise your disclosure to reflect the shares within the private placement units to be purchased by the sponsor and to explain the decrease in the approximate percentage of Class B ordinary shares held by the sponsor after the offering.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on page 158 of the Registration Statement.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Gary P. Smith
Gary P. Smith, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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